                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)
                         Energy Conversion Devices, Inc.
                                (Name of Issuer)
                          Common Stock, $0.01 par value
                         (Title of Class of Securities)
                                    292659109
                                 (CUSIP Number)
                            ChevronTexaco Corporation
                        (Name of Person Filing Statement)

       Lydia I. Beebe
     Corporate Secretary                                            Terry M. Kee
  ChevronTexaco Corporation                                    Pillsbury Winthrop LLP
 6001 Bollinger Canyon Road                                      50 Fremont Street
 San Ramon, California 94583                              San Francisco, California 94105
  Telephone: (925) 842-1000                                  Telephone: (415) 983-1000

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                December 2, 2004
             (Date of Event Which Requires Filing of this Statement)

                      -------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

[ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                  CUSIP No. 292659109
(1) Names of Reporting Persons.............................     ChevronTexaco Corporation
I.R.S. Identification Nos. of above persons (entities only)     ChevronTexaco Overseas Petroleum Inc.
                                                                Chevron Asiatic Limited
                                                                Texaco Inc.
                                                                TRMI Holdings Inc.

(2) Check the appropriate box if a member of a group (see
instructions)..............................................     (a) [  ]
                                                                (b) [x]

(3) SEC use only...........................................

(4) Source of funds (see instructions).....................     OO


(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)                                  [  ]

(6) Citizenship or place of organization...................     ChevronTexaco Corporation:  Delaware
                                                                ChevronTexaco Overseas Petroleum Inc.:  Delaware
                                                                Chevron Asiatic Limited:  Delaware
                                                                Texaco Inc.:  Delaware
                                                                TRMI Holdings Inc.:  Delaware
Number of shares beneficially owned by each reporting person with:
     (7) Sole voting power.................................     4,376,633
     (8) Shared voting power...............................     0
     (9) Sole dispositive power............................     4,376,633
     (10) Shared dispositive power.........................     0

(11) Aggregate amount beneficially owned by each reporting
person.....................................................     4,376,633

(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions)                               [  ]

(13) Percent of class represented by amount in Row (11)....     17.4 (based on the Schedule 14A filed by the Issuer
                                                                with the Securities and Exchange Commission on
                                                                October 20, 2004)

(14) Type of reporting person (see instructions)...........     ChevronTexaco Corporation:  CO
                                                                ChevronTexaco Overseas Petroleum Inc. :  CO
                                                                Chevron Asiatic Limited:  CO
                                                                Texaco Inc. :  CO
                                                                TRMI Holdings Inc. :  CO

                                                             CUSIP No. 292659109

         TRMI Holdings Inc. ("TRMI-H"), its parent corporations Texaco Inc. ("Texaco"), Chevron Asiatic Limited ("CAL"), ChevronTexaco Overseas Petroleum Inc. ("CTOPI") and its ultimate parent company ChevronTexaco Corporation ("ChevronTexaco") (collectively, the "Corporations") hereby further amend and supplement the Report on Schedule 13D originally filed by Texaco on June 12, 2000, and amended by Amendment No. 1 on November 7, 2000 and Amendment No. 2 on September 20, 2001 (the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Energy Conversion Devices, Inc. (the "Issuer"). In October 2001, Texaco became a wholly owned subsidiary of ChevronTexaco pursuant to a merger transaction. Texaco, CAL, CTOPI and ChevronTexaco are collectively referred to herein as the "Parent Corporations."

         With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission (the "Commission") as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

                        State of
Name                    Organization      Principal Business                         Address
ChevronTexaco           Delaware          The description of ChevronTexaco's         6001 Bollinger Canyon Road
Corporation                               business included in its Annual Report     San Ramon, California 94583
                                          on 10-K filed with the Securities and
                                          Exchange Commission on March 9, 2004 is
                                          hereby incorporated by reference herein.

ChevronTexaco           Delaware          Holding company                            6001 Bollinger Canyon Road
Overseas Petroleum                                                                   San Ramon, California 94583
Inc.

Chevron Asiatic         Delaware          Holding company                            6001 Bollinger Canyon Road
Limited                                                                              San Ramon, California 94583

Texaco Inc.             Delaware          Holding company                            6001 Bollinger Canyon Road
                                                                                     San Ramon, California 94583

                                                                                     6001 Bollinger Canyon Road
TRMI Holdings Inc.      Delaware          Holding company                            San Ramon, California 94583


         Schedules I, II, III, IV and V which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the executive officers and directors of each of the Corporations.

         During the last five years, none of the Corporations and none of the natural persons identified above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         The response to Item 4 below is hereby incorporated herein by reference.

                                                             CUSIP No. 292659109

ITEM 4.  PURPOSE OF TRANSACTION.

         The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On December 2, 2004 (the "Transaction Date"), TRMI-H and certain of its affiliates entered into a series of agreements with the Issuer and certain of its affiliates providing for the transactions described below.

         Pursuant to an Option Agreement dated as of the Transaction Date among the Issuer, Ovonic Battery Company, Inc. ("OBC") and TRMI-H, (the "Option Agreement"), TRMI-H has granted to OBC an option (the "Option") to purchase all or any portion of its shares of Common Stock at a price of $4.55 per share; provided that the Option may not be exercised to purchase fewer than 250,000 shares of Common Stock. The Option may be exercised at any time prior to November 1, 2005 (the "Termination Date") and is transferable by OBC in accordance with the Option Agreement. TRMI-H has agreed that until the Termination Date, it will not transfer any shares of Common Stock except pursuant to the Option. In the event by the Termination Date (i) the Option is not exercised, (ii) a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to permit TRMI-H to make a public offering of all shares of Common Stock it holds has not been declared effective by the Commission and (iii) TRMI-H is otherwise unable to effect an immediate public sale of such shares of Common Stock in full without violation of any applicable law, the Stock Purchase Agreement dated as of May 1, 2000 between TRMI-H and the Issuer (the "Stock Purchase Agreement") shall be of no further force or effect. In the Option Agreement, TRMI-H has requested a Stock Registration (as such term is defined in the Stock Purchase Agreement) to facilitate exercise of the Option or sale of the Common Stock held by TRMI-H following the Termination Date and TRMI-H has agreed that the Issuer may delay the filing of a registration statement pursuant to such request until May 31, 2005. The Issuer has waived its rights under Section 4.3(f) of the Stock Purchase Agreement with respect to any public sale of such shares. The Option Agreement further provides that if OBC exercises the Option in full on or before May 31, 2005 TRMI-H agrees not to acquire the Issuer's Common Stock prior to January 1, 2008 without the prior invitation of the Issuer. A copy of the Option Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

         Pursuant to a Transfer, Release and Indemnity Agreement (the "TRI Agreement") dated as of the Transaction Date among the Issuer, ChevronTexaco Technology Ventures LLC, a wholly owned affiliate of ChevronTexaco ("CTTV"), and Texaco Ovonic Hydrogen Systems LLC ("TOHS"), CTTV agreed to transfer its ownership interest in TOHS to the Issuer. CTTV paid the Issuer a restructuring payment in the amount of approximately $4.7 million concurrent with such transaction. Pursuant to the TRI Agreement, CTTV and the Issuer have terminated that certain Limited Liability Company Agreement of Texaco Ovonic Hydrogen Systems LLC dated as of October 31, 2000 between CTTV and the Issuer and certain related agreements among CTTV, the Issuer and TOHS. Pursuant to the TRI Agreement, the Issuer and TOHS, on the one hand, and CTTV, on the other, have agreed to mutually release one another and certain related persons from specified losses arising out of such parties' ownership, relationship, participation or involvement in TOHS. The Issuer and TOHS have also agreed to jointly and severally indemnify CTTV and certain related persons against specified losses arising out of CTTV's ownership, relationship, participation or involvement in TOHS and any misrepresentation, omission, nonfulfillment or breach by the Issuer or TOHS of the TRI Agreement or specified related agreements. A copy of the TRI Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

         The Issuer, OBC and CTTV have agreed to a number of amendments to the terms of the COBASYS LLC ("COBASYS") joint venture pursuant to an Amended and Restated Operating Agreement of COBASYS LLC dated as of the Transaction Date among OBC, the Issuer and CTTV (the "COBASYS Agreement"). Among other things, the amendments to the COBASYS Agreement (i) clarify the obligations of the Issuer, OBC and CTTV to provide future funding to COBASYS and the terms under which any such future funding will be provided, (ii) provide that CTTV will have increased voting rights on the management committee of COBASYS with respect to certain matters at any time it has provided certain funding on behalf of the Issuer and OBC, (iii) grant CTTV a security interest in OBC's membership interest to secure performance of OBC's obligations under the COBASYS Agreement and (iv) provide that the capital accounts of CTTV and OBC will be equal as of the Transaction Date. In addition, OBC has granted COBASYS a royalty-free, worldwide, exclusive license to certain technology owned by the Issuer and OBC related to nickel metal hydride batteries ("ECD/OBC Technology"), which grant extends COBASYS's preexisting license rights in ECD/OBC Technology to a number of new fields and limits the Issuer's and OBC's rights in ECD/OBC Technology to other specifically identified fields, such exclusive license being subject to all preexisting agreements the Issuer and OBC have with other entities regarding ECD/OBC Technology. COBASYS has also granted to CTTV a security interest in all of its general intangibles and substantially all of its intellectual

                                                             CUSIP No. 292659109

property assets to secure OBC's performance of its obligations thereunder. A copy of the COBASYS Agreement is filed as Exhibit 6 to this Schedule 13D and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and supplemented as follows:

         (a) The aggregate number of shares of Common Stock of the Issuer beneficially owned by TRMI-H is 4,376,633 shares. The shares of Common Stock of the Issuer beneficially owned by TRMI-H represent approximately 17.4% of the outstanding shares of the Issuer (based on the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on October 20, 2004).

         None of the Parent Corporations owns any shares of the Issuer directly, but each may be deemed to share beneficial ownership of all the shares of Common Stock owned by TRMI-H by virtue of its direct or indirect ownership interest in TRMI-H.

         (b) Subject to its obligations under the Stock Purchase Agreement, TRMI-H has the sole power to vote and dispose of the 4,376,633 shares of Common Stock it directly owns.

         Although TRMI-H has sole voting and dispositive rights, each of the Parent Corporations may be deemed to share voting and dispositive power with regard to such shares by virtue of its direct or indirect ownership interest in TRMI-H.

         (c)  Recent Transactions:  Not applicable.

         (d) Rights with Respect to Dividends or Sales Proceeds: Not applicable.

         (e) Date of Cessation of Five Percent Beneficial Ownership: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

         The description of the Option Agreement appearing above in Item 4 is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

         Exhibit 4. Option Agreement dated as of December 2, 2004 among OBC, the Issuer, and TRMI-H.

         Exhibit 5. Transfer, Release and Indemnity Agreement dated as of December 2, 2004 among the Issuer, CTTV and COBASYS.

         Exhibit 6. Amended and Restated Operating Agreement of COBASYS LLC dated as of December 2, 2004 between OBC and CTTV.

                                                             CUSIP No. 292659109

                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date:  December 7, 2004

                                           CHEVRONTEXACO CORPORATION

                                           By:  /s/ WALKER C. TAYLOR
                                                --------------------
                                           Name:    Walker C. Taylor
                                           Title:   Assistant Secretary

                                           CHEVRONTEXACO OVERSEAS PETROLEUM INC.

                                           By:  /s/ WALKER C. TAYLOR
                                                --------------------
                                           Name:    Walker C. Taylor
                                           Title:   Assistant Secretary

                                           CHEVRON ASIATIC LIMITED

                                           By:  /s/ WALKER C. TAYLOR
                                                --------------------
                                           Name:    Walker C. Taylor
                                           Title:   Vice President and Secretary

                                           TEXACO INC.

                                           By:  /s/ WALKER C. TAYLOR
                                                --------------------
                                           Name:    Walker C. Taylor
                                           Title:   Assistant Secretary

                                           TRMI HOLDINGS INC.

                                           By:  /s/ WALKER C. TAYLOR
                                                --------------------
                                           Name:    Walker C. Taylor
                                           Title:   Vice President

                                                             CUSIP No. 292659109

                                   Schedule I

         The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of ChevronTexaco Corporation ("ChevronTexaco").

                                                                          Employment Information
                                              ------------------------------------------------------------------------------
Name                      Citizenship         Occupation                 Business Address               Business of Employer
----------------         -------------        ------------------------   ---------------------------    --------------------
S.H. Armacost             U.S.                Chairman, SRI              6001 Bollinger Canyon Road,    Consulting
                                              International              San Ramon, California 94583

J.E. Bethancourt          U.S.                Executive Vice             6001 Bollinger Canyon Road,    See Item 2
                                              President, ChevronTexaco   San Ramon, California 94583

R.E. Denham               U.S.                Partner, Munger, Tolles    6001 Bollinger Canyon Road,    Law
                                              & Olson, LLP               San Ramon, California 94583

R.J. Eaton                U.S.                Former Chairman of the     6001 Bollinger Canyon Road,    Not applicable
                                              Board of Management of     San Ramon, California 94583
                                              DaimlerChrysler AG

S. Ginn                   U.S.                Private Investor, Former   6001 Bollinger Canyon Road,    Not applicable
                                              Chairman of Vodafone       San Ramon, California 94583

C.A. Hills                U.S.                Chairman and C.E.O. of     6001 Bollinger Canyon Road,    Consulting
                                              Hills & Company            San Ramon, California 94583
                                              International Consultants

C.A. James                U.S.                Vice President and         6001 Bollinger Canyon Road,    See Item 2
                                              General Counsel,           San Ramon, California 94583
                                              ChevronTexaco

F.G. Jenifer              U.S.                President, University of   6001 Bollinger Canyon Road,    Education
                                              Texas at Dallas            San Ramon, California 94583

J.B. Johnston             U.S.                Chief Executive Officer,   6001 Bollinger Canyon Road,    Consulting
                                              Johnston & Associates      San Ramon, California 94583

G.L. Kirkland             U.S.                Vice President,            6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

W.S.H. Laidlaw            U.K.                Executive Vice             6001 Bollinger Canyon Road,    See Item 2
                                              President, ChevronTexaco   San Ramon, California 94583

S. Nunn                   U.S.                Co-Chairman and Chief      6001 Bollinger Canyon Road,    Charitable
                                              Executive Officer of the   San Ramon, California 94583    organization
                                              Nuclear Threat Initiative

D.J. O'Reilly             U.S.                Chairman of the Board      6001 Bollinger Canyon Road,    See Item 2
                                              and Chief Executive        San Ramon, California 94583
                                              Officer of ChevronTexaco

P.J. Robertson            U.K.                Vice-Chairman of the       6001 Bollinger Canyon Road,    See Item 2
                                              Board of ChevronTexaco     San Ramon, California 94583

C.R. Shoemate             U.S.                Retired Chairman,          6001 Bollinger Canyon Road,    Food products
                                              President and Chief        San Ramon, California 94583
                                              Executive Officer of
                                              Bestfoods

C. Ware                   U.S.                Senior Advisor to the      6001 Bollinger Canyon Road,    Beverages
                                              CEO of The Coca-Cola       San Ramon, California 94583
                                              Company

J.S. Watson               U.S.                Vice President and Chief   6001 Bollinger Canyon Road,    See Item 2
                                              Financial Officer,         San Ramon, California 94583
                                              ChevronTexaco

R.I. Wilcox               U.S.                Vice President of          6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

P.A. Woertz               U.S.                Executive Vice             6001 Bollinger Canyon Road,    See Item 2
                                              President, ChevronTexaco   San Ramon, California 94583

                                                             CUSIP No. 292659109

                                   Schedule II

         The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of ChevronTexaco Overseas Petroleum Inc. ("CTOPI").

                                                                   Employment Information
                                              ------------------------------------------------------------------------------
Name                      Citizenship         Occupation                 Business Address               Business of Employer
----------------         -------------        ------------------------   ---------------------------    --------------------
L.I. Beebe                U.S.                Corporate Secretary,       6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

G.L. Kirkland             U.S.                Vice President,            6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

D.M. Krattebol            U.S.                Vice President and         6001 Bollinger Canyon Road,    See Item 2
                                              Treasurer, ChevronTexaco   San Ramon, California 94583

J.S. Watson               U.S.                Vice President and Chief   6001 Bollinger Canyon Road,    See Item 2
                                              Financial Officer,         San Ramon, California 94583
                                              ChevronTexaco

                                                             CUSIP No. 292659109

                                  Schedule III

         The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Asiatic Limited ("CAL").

                                                                       Employment Information
                                              ------------------------------------------------------------------------------
Name                      Citizenship         Occupation                 Business Address               Business of Employer
----------------         -------------        ------------------------   ---------------------------    --------------------
L.I. Beebe                U.S.                Corporate Secretary        6001 Bollinger Canyon Road,    See Item 2
                                                                         San Ramon, California 94583

G.L. Kirkland             U.S.                Vice President,            6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583


B.J. Koc                  U.S.                Vice President,            6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco Overseas     San Ramon, California 94583
                                              Petroleum Inc.

E.B. Scott                U.S.                Vice President and         6001 Bollinger Canyon Road,    See Item 2
                                              General Counsel,           San Ramon, California 94583
                                              ChevronTexaco Overseas
                                              Petroleum Inc.

J.S. Watson               U.S.                Vice President and Chief   6001 Bollinger Canyon Road,    See Item 2
                                              Financial Officer,         San Ramon, California 94583
                                              ChevronTexaco

                                                             CUSIP No. 292659109

                                   Schedule IV

         The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Texaco Inc. ("Texaco").

                                                                        Employment Information
                                              ------------------------------------------------------------------------------
Name                      Citizenship         Occupation                  Business Address               Business of Employer
----------------         -------------        ------------------------   ---------------------------    --------------------
K.C. Schafer              U.S.                Manager, Subsidiary        6001 Bollinger Canyon Road,    See Item 2
                                              Governance, ChevronTexaco  San Ramon, California 94583

F.G. Soler                U.S.                Subsidiary Governance      6001 Bollinger Canyon Road,    See Item 2
                                              Liaison, ChevronTexaco     San Ramon, California 94583

W.C. Taylor               U.S.                Assistant Secretary,       6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

J.E. Bethancourt          U.S.                Executive Vice President,  6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

D.M. Krattebol            U.S.                Vice President and         6001 Bollinger Canyon Road,    See Item 2
                                              Treasurer, ChevronTexaco   San Ramon, California 94583

                                                             CUSIP No. 292659109

                                   Schedule V

         The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of TRMI Holdings Inc. ("TRMI-H").

                                                                        Employment Information
                                              ------------------------------------------------------------------------------
Name                      Citizenship         Occupation                 Business Address               Business of Employer
----------------         -------------        ------------------------   ---------------------------    --------------------
K.C. Schafer              U.S.                Manager, Subsidiary        6001 Bollinger Canyon Road,    See Item 2
                                              Governance, ChevronTexaco  San Ramon, California 94583

F.G. Soler                U.S.                Subsidiary Governance      6001 Bollinger Canyon Road,    See Item 2
                                              Liaison, ChevronTexaco     San Ramon, California 94583

W.C. Taylor               U.S.                Assistant Secretary,       6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583

H.B. Sheppard             U.S.                Assistant Treasurer,       6001 Bollinger Canyon Road,    See Item 2
                                              ChevronTexaco              San Ramon, California 94583